Overview

Since we started brewing commercially nine years ago, Mission Brewery established itself as one of the top craft beer brands in California. We made splashes in a competitive industry by winning highly-competitive brewing awards immediately after launch, and our brewpub, housed in a historic former Wonder Bread bakery, is one of the more uniquely beautiful spaces in San Diego.

Mission Brewery is already one of the most respected craft brew brands in California, but our goal is to continue our rise by becoming a national household brand. Our plan is to build up to six more taprooms, continue expanding our already large distributor network, and bolster our marketing presence. San Diego is a hotbed for successful microbrews that've been acquired for tens of millions of dollars, and we're on pace to compete with the biggest of them.

Milestones

MISSION BREWERY, INC. was incorporated in the State of California in December 2007.

We have:
- Won of nearly 50 National and International brewing awards.
- Recorded $4,513,460 in 2016 net sales.
- Have increased our bottling capacity to 86,400 bottles per day.
- 2017 core beer sales are up over the same period in 2016 by 53% overall and 80% in Southern California.
- Our barrel production has increased every year we've been in business.

Historical Results of Operations
- *Revenues & Gross Margin*. For the period ended October 31, 2016, the Company had revenues of $4,513,460 compared to the year ended October 31, 2015, when the Company had revenues of $4,619,930. Our gross margin was 13.13% in fiscal year 2016, compared to 26.2% in 2015.
- *Assets*. As of October 31, 2016, the Company had total assets of $3,296,227, including $627,071 in cash. As of October 31, 2015, the Company had $2,189,548 in total assets, including $285,714 in cash.
- *Operating Expenses*. As of October 31, 2016, the Company had operating expenses of $2,205,414 compares to the year ended October 31, 2015, when the Company had operating expenses of $1,453,191.

- *Net Loss*. The Company has had net losses of $2,194,954 and net losses of $685,229 for the fiscal years ended October 31, 2016 and October 31, 2015, respectively.
- The Company has had long and short-term debt totaling $6,125,212 and $3,510,149 for the fiscal years ended October 31, 2016 and October 31, 2015, respectively.

Liquidity & Capital Resources

Over the past three years Mission Brewery has been financed with $5,622,739 in debt and capital investment. Shares owned by Sarah and Dan Selis are held jointly. After the conclusion of this Offering, should we hit our maximum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". In the short term, our CA distributor has agreed to pay us immediately upon receipt for our full truck shipments. This is not a long term plan, only until we get funded. If the Wefunder fundraise isn't sufficient than we will accept funds from numerous accredited investors who have expressed interest and are going both fund through Wefunder and separate from Wefunder. For example, I have one investor who want to invest $100k and another principal shareholder who is personally on the hook for ~$7,000,000 and For example, I have one investor who wants to invest $100k and another principal shareholder who has personally invested ~$7,000,000 and is capable of covering any capital expenses in the near term.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Cash in Hand, Burn Rate, Short/Mid Term Expenses

MISSION BREWERY, INC. cash in hand is approximately $112,970.28, as of September 2017. Over the last three months, revenues have averaged $404,135.80/month and expenses $551,407.45/month, for an average burn rate of -$147,271.65 per month. We expect revenue and expenses to remain consistent with these numbers over the next 3-6 months.